UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-16441

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
2000 Corporate Drive
Canonsburg, PA 15317
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

CROWN CASTLE INTERNATIONAL CORP.
1220 Augusta Drive, Suite 500
Houston, Texas 77057-2261
(Name of issuer of the securities held pursuant to the
plan and the address of principal executive office)

CROWN CASTLE INTERNATIONAL CORP.
401(k) PLAN

INDEX

Page
REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2012 AND 2011	2
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011	3
NOTES TO FINANCIAL STATEMENTS	4
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	11
Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	12

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of Crown Castle International Corp. 401(k) Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Crown Castle International Corp. 401(k) Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 24, 2013

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
Investments, at fair value (notes 3 and 4)	$126,056,312	$87,682,834
Receivables:
Employer contributions	2,547,080	2,259,268
Notes receivable from participants	2,392,523	1,880,267
Other receivables	—	2,161
Total receivables	4,939,603	4,141,696
Net assets available for benefits	$130,995,915	$91,824,530

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 3)	$16,137,188	$(4,188,568)
Dividends and interest	2,507,988	1,660,007
Total investment income (loss)	18,645,176	(2,528,561)
Contributions:
Employer cash contributions	5,342,779	4,633,955
Employer securities contributions	7,951,580	—
Participants	8,157,863	6,765,589
Rollovers	413,873	344,443
Total contributions	21,866,095	11,743,987
Total additions (deductions)	40,511,271	9,215,426
Deductions from net assets attributed to:
Benefits paid to participants	3,756,532	3,076,976
Administrative expenses	21,738	26,275
Total deductions	3,778,270	3,103,251
Transfers from Merged Plan (note 7)	2,438,384	—
Net increase (decrease)	39,171,385	6,112,175
Net assets available for benefits:
Beginning of year	91,824,530	85,712,355
End of year	$130,995,915	$91,824,530

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

1.	Plan Description
The following description of the Crown Castle International Corp. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution plan available to eligible employees of Crown Castle International Corp. (the “Company”). The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is recordkeeper, and both Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians. The Company is the plan administrator for the Plan. The Plan was established on May 1, 1999, and has since been amended on an as-needed basis through the date of this report. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

(b)	Contributions
Employees are eligible for participation in the Plan once they are twenty-one years of age and have completed three months of service with the Company. Employees can participate in the Plan on the first day of the month coinciding with or following three months of service. At the discretion of the plan sponsor, the service requirement can be waived. Participants may contribute any percentage of their eligible compensation up to and including any percentage that allows the participant to reach the section 401(k) pre-tax contribution limit of $17,000 and $16,500 in 2012 and 2011, respectively for participants under age 50. Participants who are age 50 and older can contribute up to an additional $5,500 in both 2012 and 2011 for a total of $22,500 and $22,000, respectively. These employee contributions are made through salary reductions and are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. A registered investment adviser is engaged to assist in monitoring the core investment options offered by the Plan (excluding the participant directed brokerage account investments and the Crown Castle International Corp. Unitized Common Stock Trust Fund ("CCIC Unitized Common Stock Trust Fund")). As of December 31, 2012, the Plan offered 13 mutual funds, six common collective funds, a money market account, a participant directed brokerage account and the Crown Castle International Corp. Unitized Common Stock Trust Fund. Participants have purchased shares of mutual funds, common stocks, money market funds, and unit investment trusts through the participant directed brokerage account.
The Company matches and contributes 100% of the first 3% of compensation that a participant contributes to the Plan. In addition, discretionary amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations. The discretionary contribution for 2011 was 100% of the second 3% of compensation that participants contributed to the Plan. The discretionary contributions for 2012 consisted of (1) 100% of the second 3% of compensation that participants contributed to the Plan, and (2) 100 shares of the Company's common stock to employees (other than certain executive officers) participating in the Plan. On August 1, 2012, the discretionary stock contribution totaled 55,652 units of the CCIC Unitized Common Stock Trust Fund, or approximately $7,952,000. This discretionary stock contribution will vest in the same manner as the Company's standard and annual discretionary cash matches. See "vesting description" below. The Company's discretionary contributions were $10,437,678 (net of $74,129 of forfeitures) and $2,119,962 (net of $34,396 of forfeitures) for the years ended December 31, 2012 and 2011, respectively.

(c)	Participant Accounts
Participant accounts are maintained at fair market value. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's matching and discretionary contributions and (2) Plan earnings and losses. The participant is entitled to the benefit that can be provided from the participant's vested account.

(d)	Vesting
Participants are vested immediately in their contributions plus actual earnings (losses) thereon. Vesting in the Company's contribution portion of their accounts is generally based on years of service. A participant is 33% vested after one year of credited service, 67% vested after two years of credited service, and 100% vested after three years of credited service. A participant automatically vests in any non-vested accounts upon attainment of age 65, upon retirement due to disability, upon death and upon termination of the Plan.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

(e)	Notes Receivable From Participants
Participants are permitted to borrow from their account a minimum of $1,000 up to a maximum of 50% of the vested balance or $50,000, whichever is less. The notes are secured by the balance in the participant's account and bear interest at a fixed rate of prime plus 1%. As of December 31, 2012, interest rates on the notes receivable from participants ranged from 4.25% to 8.25%. The Plan recognized interest income on notes receivable from participants of $82,912 and $75,150 for the years ending December 31, 2012 and 2011, respectively. All notes are subject to specific repayment terms and must be repaid within a five-year period. Each participant is permitted one note at a time. No allowance for credit losses has been recorded as of December 31, 2012 and 2011.
In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% tax on their taxable withdrawal if it occurs prior to age 59 1/2.

(f)	Payment of Benefits
Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59 1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan.

(g)	Forfeitures
Company contributions and earnings (losses) thereon that have not become vested, and have been forfeited by participants in accordance with the applicable provisions of the Plan, are applied against the Company's contributions to the Plan and may be applied to reduce the administrative expenses of the Plan. During the years ended December 31, 2012 and 2011, the Plan has and anticipates continuing to predominately utilize participant forfeitures to reduce any annual discretionary contribution (see note 1(b)). Amounts forfeited were $46,187 and $43,448 during the years ended December 31, 2012 and 2011, respectively. Forfeited amounts of $5,413 and $10,925 were applied against administrative expenses for the years ended December 31, 2012 and 2011, respectively. The forfeited amounts that were unallocated to participants totaled $0 and $0 as of December 31, 2012 and 2011, respectively.

(h)	Administration Expenses
Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets as incurred. The Plan permits the application of forfeited assets to pay administrative expenses.

(i)	Termination of Plan
In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the plan administrator may determine.

(j)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. For example, as of December 31, 2012 approximately 17% of the Plan's net assets are invested in the CCIC Unitized Common Stock Trust Fund that predominately consists of the common stock of the Company. See also note 3.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis. Accounts of participants who have elected to withdrawal from the plan, but to whom disbursements of funds from the plan has not been made, are included as a component of net assets available for benefits.

(b)	Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(c)	Investment Income
Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investments and Fair Value Measurements
The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value, in accordance with applicable accounting guidance (see note 4).
The following is a description of the levels of the fair value hierarchy:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, as well as inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 inputs are unobservable inputs and are not corroborated by market data.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Money market funds, unit investment trusts and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year.
Mutual funds: Valued at the NAV of shares held by the Plan at year-end based on quoted market price on active markets on the last business day of the Plan year.
CCIC Unitized Common Stock Trust Fund: Investments in the CCIC Unitized Common Stock Trust Fund are valued based on the current market value of the underlying assets of the fund. These investments include cash equivalents as well as shares of the common stock of the Company, which are valued at the closing price as reported by NYSE on the last business day of the Plan year. The CCIC Unitized Common Stock Trust Fund has daily redemptions and one day trading terms. The CCIC Unitized Common Stock Trust Fund has no unfunded commitments at December 31, 2012.
Common Collective Funds: Investments in collective trust funds are valued at the NAV of the respective funds on the last business day of the Plan year based on audited financial statements. The common collective funds have daily redemptions and one day trading terms. The common collective funds have no unfunded commitments at December 31, 2012.
The preceding described methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

Purchases and sales of securities are accounted for on a settlement-date basis. The difference between recording transactions on a trade date and a settlement date was not significant to the Plan's financial statements.
In accordance with the policy of stating investments at fair value, unrealized appreciation or depreciation on investments are reflected within investment income (loss) in the Statements of Changes in Net Assets Available for Benefits.

(e)	Contributions
Participant contributions are recorded as they are withheld from the participant's wages.

(f)	Distributions to Participants
Distributions to participants are recorded when paid by the Plan.

(g)	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest (see note 1(e)).

3.	Investment Options
Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians of the Plan's assets. The following were the investment options as of December 31, 2012:

•	Alger Small Cap Growth Institutional I Fund	•	Schwab 1000 Index Fund
•	Columbia Acorn Z Fund	•	Schwab Managed Retirement Trust 2010 CL IV
•	CCIC Unitized Common Stock Trust Fund	•	Schwab Managed Retirement Trust 2020 CL IV
•	DFA One Year Fixed Income Fund	•	Schwab Managed Retirement Trust 2030 CL IV
•	EII Global Property Institutional Fund	•	Schwab Managed Retirement Trust 2040 CL IV
•	Investco Growth & Income R5 Fund	•	Schwab Managed Retirement Trust 2050 CL IV
•	JPMorgan Core Bond R6 Fund	•	Schwab Managed Retirement Trust Income CL IV
•	Laudus Growth Investors Fund	•	Schwab U.S. Treasury Money Market Fund
•	Northern Small Cap Value Fund	•	Thornburg International Value R6 Fund
•	Personal Choice Retirement Account	•	Vanguard Inflation-Protected Securities Fund
•	PIMCO High Yield Fund	•	Vanguard Mid-Cap Index Fund
The following are investments that represent 5% or more of the Plan's assets (see note 4):

	December 31,
	2012	2011
Mutual Funds (valued at fair value):

Columbia Acorn Z Fund	$7,443,158	$5,934,566
Invesco Growth and Income R5 Fund	6,882,759	5,866,418
JPMorgan Core Bond R6 Fund	7,764,331	5,145,060
Laudus Growth Investors Fund	15,177,266	11,388,809
Schwab 1000 Index Fund	10,630,460	8,052,135
Schwab U.S. Treasury Money Market Fund(a)	4,682,205	4,687,985
Thornburg International Value R6 Fund	10,316,277	—
Thornburg International Value R5 Fund(a)	—	7,957,382

Common Stock Unitized Trust Fund (valued at fair value):
CCIC Unitized Common Stock Trust Fund	$21,953,668	$8,638,111

(a)	The fair values of the investments as of December 31, 2012 are not five percent or more of the Plan's total net assets available for benefits.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

For the years ended December 31, 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

		For the Years Ended December 31,
	Level	2012	2011
Mutual funds and common stock	Level 1	$7,622,175	$(4,011,342)
Common collective funds	Level 2	2,240,265	(395,964)
CCIC Unitized Common Stock Trust Fund	Level 2	6,274,748	218,738
		$16,137,188	$(4,188,568)

4.	Fair Values
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012 and 2011.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$34,352,039	$—	$—	$34,352,039
Balanced funds	16,770,571	—	—	16,770,571
Bond funds	10,963,209	—	—	10,963,209
Value funds	9,237,872	—	—	9,237,872
Real estate funds	3,902,703	—	—	3,902,703
Total mutual funds	75,226,394	—	—	75,226,394

Money market fund:
Treasury fund	—	4,682,205	—	4,682,205
Total money market fund	—	4,682,205	—	4,682,205

Common collective funds:
Target Date managed retirement funds(a)	—	19,700,610	—	19,700,610
Total common collective funds	—	19,700,610	—	19,700,610

Participant directed brokerage account:
Mutual funds	1,654,331	—	—	1,654,331
Common stocks	1,580,989	—	—	1,580,989
Money market funds	1,024,430	—	—	1,024,430
Unit investment trusts and other	233,685	—	—	233,685
Total participant directed brokerage account	4,493,435	—	—	4,493,435
CCIC Unitized Common Stock Trust Fund	—	21,953,668	—	21,953,668
Total	$79,719,829	$46,336,483	$—	$126,056,312

(a)	Primarily invested in a mix of equities and bonds based on target retirement year.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$26,789,400	$—	$—	$26,789,400
Value funds	12,048,773	—	—	12,048,773
Balanced funds	8,052,135	—	—	8,052,135
Bond funds	5,145,060	—	—	5,145,060
Real estate funds	2,734,576	—	—	2,734,576
Government funds	2,229,357	—	—	2,229,357
Total mutual funds	56,999,301	—	—	56,999,301

Money market fund:
Treasury fund	—	4,687,985	—	4,687,985
Total money market fund	—	4,687,985	—	4,687,985

Common collective funds:
Target date managed retirement funds(a)	—	14,147,400	—	14,147,400
Total common collective funds	—	14,147,400	—	14,147,400

Participant directed brokerage account:
Money market funds	854,753	—	—	854,753
Common stocks	983,362	—	—	983,362
Mutual funds	1,186,590	—	—	1,186,590
Unit investment trusts and other	185,332	—	—	185,332
Total participant directed brokerage account	3,210,037	—	—	3,210,037
CCIC Unitized Common Stock Trust Fund	—	8,638,111	—	8,638,111
Total	$60,209,338	$27,473,496	$—	$87,682,834

(a)	Primarily invested in a mix of equities and bonds based on target retirement year.
There were no transfers between Level 1 and 2 in the periods presented.

5.	Federal Income Tax
The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated October 29, 2004, which stated that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Since receiving the determination letter, the Plan has been amended and restated, including the adoption of a non-standardized prototype adoption agreement effective January 1, 2009. On May 23, 2008, the prototype plan sponsor received a favorable opinion letter from the IRS. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6.	Party-In-Interest Transactions
Certain Plan investments are funds managed by The Charles Schwab Trust Company. As of December 31, 2012, there are nine such funds as plan investment options. The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is recordkeeper, and both Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

The CCIC Unitized Common Stock Trust Fund holds 294,995 shares and 187,005 shares of the Company's common stock as of December 31, 2012 and 2011, respectively. Purchases of the CCIC Unitized Common Stock Trust Fund totaled $10,416,383 (inclusive of the non-cash contribution of approximately $7,952,000) and $2,404,079 for the years ending December 31, 2012 and 2011, respectively. Sales of the CCIC Unitized Common Stock Trust Fund totaled $3,375,574 and $2,822,858 for the years ending December 31, 2012 and 2011, respectively. In addition, there are 3,324 shares of common stock of the Company held in the participant directed brokerage account worth approximately $239,860 as of December 31, 2012.
Notes outstanding to participants totaled $2,392,523 and $1,880,267 as of December 31, 2012 and 2011, respectively, representing borrowings by the participants from their individual participant accounts.
See Schedule H, Line 4i - Schedule of Assets for additional information on party-in-interest Plan investments.

7.	Plan Merger
In April 2012, the Company closed the acquisition ("NextG Acquisition") of NextG Networks, Inc. ("NextG"). In July 2012, the NextG Networks 401(k) Plan (the "NextG Plan"), which covered eligible employees of NextG merged into the Plan. Following the completion of the NextG Acquisition, NextG is an indirect subsidiary of the Company. All of the assets from the NextG Plan totaling $2,438,384 were transferred to the Plan in July 2012.

8.	Subsequent Events
In May 2013, the Plan expects to eliminate the investment option for two funds and transfer the assets into newly added investment options. The Plan intends to transfer the funds from the Vanguard Mid Cap Index Signal Fund to the Vanguard Mid Cap Index Institutional Fund and the Laudus Growth Investor Fund to the T. Rowe Price Growth Stock Fund.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

EIN: 76-0470458
Plan Number: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e)Current Value
	Mutual Funds:
	Alger Small Cap Growth Institutional I Fund	Registered Investment Company	$1,415,337
	Columbia Acorn Z Fund	Registered Investment Company	7,443,158
	DFA One Year Fixed Income Fund	Registered Investment Company	62,751
	EII Global Property Institutional Fund	Registered Investment Company	3,902,703
	Invesco Growth & Income R5 Fund	Registered Investment Company	6,882,759
	JPMorgan Core Bond R6 Fund	Registered Investment Company	7,764,331
*	Laudus Growth Investor Fund	Registered Investment Company	15,177,266
	Northern Small Cap Value Fund	Registered Investment Company	2,355,113
	PIMCO High Yield Fund	Registered Investment Company	1,664,567
*	Schwab 1000 Index Fund	Registered Investment Company	10,630,460
	Thornburg International Value R6 Fund	Registered Investment Company	10,316,277
	Vanguard Inflation-Protected Securities Fund	Registered Investment Company	1,471,560
	Vanguard Mid Cap Index Fund	Registered Investment Company	6,140,112
	Total Mutual Funds		75,226,394
	Money Market Fund:
*	Schwab U.S. Treasury Money Market Fund	Money Market Fund	4,682,205
	Total Money Market Funds		4,682,205
	Common Collective Funds:
*	Schwab Managed Retirement Trust 2010 CL IV	Common Collective Funds	1,073,738
*	Schwab Managed Retirement Trust 2020 CL IV	Common Collective Funds	5,396,115
*	Schwab Managed Retirement Trust 2030 CL IV	Common Collective Funds	5,775,024
*	Schwab Managed Retirement Trust 2040 CL IV	Common Collective Funds	5,787,476
*	Schwab Managed Retirement Trust 2050 CL IV	Common Collective Funds	1,384,359
*	Schwab Managed Retirement Trust Income	Common Collective Funds	283,898
	Total Common Collective Funds		19,700,610
	Participant Directed Brokerage Account:
	Personal Choice Retirement Account	Self- Directed Brokerage Account	4,493,435
	Unitized Common Stock Trust Fund:
*	Crown Castle International Corp.	Employer Securities	21,953,668
	Notes receivable from participants:
*	Participants	271 participant loans with various rates of interest from 4.25% to 8.25% and various maturity dates through January 2018	2,392,523
			$128,448,835
*Party-in interest
All investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE
 Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN
(Name of Plan)

By:	/s/ ROB A. FISHER
Rob A. Fisher
Vice President and Controller (Principal Accounting Officer)

Date: June 24, 2013